Exhibit 99.2

TRADING DATA

1981 Investments LLC

Shares of Common Stock Sold	Weighted Average Price Per Share	Date of Sale

2,039,317	$19.7976	03/09/2016
702,529	$20.1420	03/10/2016
606,696	$20.7949	03/11/2016

The above transactions were effected in the open market.